October 26, 2012

VIA EDGAR TRANSMISSION

Mr. James E. O'Connor, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Arden Investment Series Trust
File Nos.: 333-180881 and 811-22701

Dear Mr. O'Connor:

On behalf of Arden Investment Series Trust (the "Trust"), we are transmitting for filing with the U.S. Securities and Exchange Commission (the "Commission") Pre-Effective Amendment No. 1 to the Trust's Registration Statement on Form N-1A.  In addition, we respond below to the staff's comment as provided in a telephone conversation between the staff and George Silfen on October 17, 2012.

For your convenience, your comment has been reproduced with the response following the comment.

1.  Please confirm supplementally that any investments in underlying hedge funds will be considered as illiquid for purposes of the Fund's policy of not investing in excess of 15% of its net assets in illiquid securities.

Response:  The Fund confirms that any investments in underlying hedge funds will be considered as illiquid for purposes of this policy.

In connection with this filing, the Trust acknowledges that:

-	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
-
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its fell responsibility for the adequacy and accuracy of the disclosure in the filing; and

-	the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require further information, please contact me at (212) 756-2131.

Very truly yours,

/s/ George M. Silfen
George M. Silfen

ARDEN INVESTMENT SERIES TRUST
375 Park Avenue, 32nd Floor
New York, New York 10152

October 26, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: James E. O'Connor

Re:  Arden Investment Series Trust
Registration Statement on Form N-1A
File Nos. 811-22701 and 333-180881

Dear Mr. O'Connor:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form N-1A be accelerated so that it will be declared effective on October 30, 2012 or as soon as practicable thereafter.

Please notify Pamela Chen, Esq., of Schulte Roth & Zabel LLP, counsel to the registrant, at (212) 756-2149, as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

ARDEN INVESTMENT SERIES TRUST

By:	/s/ Henry P. Davis
	Name:	Henry P. Davis
	Title:	Chief Executive Officer

ARDEN SECURITIES LLC

By:	/s/ Mark Fairbanks
	Name:	Mark Fairbanks
	Title:	President